

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Glenn Laken
Chief Executive Officer
CMG Holdings Group, Inc.
2130 North Lincoln Park West 8N
Chicago, IL 60614

> **Re: CMG Holdings Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed on May 28, 2020**
> **File No. 000-51770**

Dear Mr. Laken:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10

Item 15. Financial Statements and Exhibits, page 41

1. We note your response to comment 2, however we cannot locate Exhibit 3.2. Please revise or explain.

General

2. Based on your response to prior comment 4, it appears that you may not have complied with the federal securities laws applicable to your tender offer. Please revise your registration statement to add risk factor disclosure addressing the potential liability associated with your non-compliance with the tender offer rules. Alternatively, please provide your legal analysis as to how your tender offer complied with applicable federal securities laws.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222
with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Ben Borgers